SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


HPP Itumbiara – Eletrobras Furnas
HPP Paulo Afonso – Eletrobras Chesf
Jupiá TLs – Eletrobras CGT Eletrosul
HPP Tucuruí – Eletrobras Eletronorte

Eletrobras

PRESENTATION OF RESULTS

1Q23

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past facts but rather reflect the beliefs and expectations of our management** and may constitute estimates and projections of **future events** pursuant to Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended.
The words "believe", "could", "may", "estimate", "continues", "anticipates", "intends", "expects" and similar words are intended to identify **estimates that involve risks and uncertainties, whether known or not.**

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and commercial conditions** in Brazil and overseas, **variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and pattern of electricity used** by the consumer, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans, existing and future government regulations**, and other risks described in our annual report and other documents registered with the CVM and SEC.

Estimates and projections only refer to the date they were expressed and we assume **no obligation to update any such estimates or projections** due to the occurrence of new information or future events. The future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely exclusively on the information contained herein.**
This material contains **calculations that may not reflect accurate results due to possible rounding.**

MAIN HIGHLIGHTS


Eletrobras
HPP Funil – Eletrobras Furnas

Company *Highlights* in 1Q23

SAESA

Acquisition of 22.9% of the remaining equity interest in SPE Madeira Energia S.A. by Furnas for **R$168 million**
Eletrobras now holds **95.2%** of the BOARD

Installed capacity: 3,568.8 MW

ENBPar

Receivable of **R$950 million** related to the Shareholding Transfer Agreement and Other Covenants

CDE

Furnas: uncrossing of participation with Cemig to hold:
98% of HPP Retiro Baixo – capex of R$ 200 million) and **100%** of HPP Baguari Energia S.A. capex of R$ 393 million

Compulsory Loans

Reduction in the balanced of Compulsory Loan provision of **R$ 115 million**

PDV – Dismissal Plan

1st PDV
2,494 enrolled
1,974 turned off by April 30, 2023, 435 of which in 1Q23
520 dismissals remaining

2nd PDV
Expected to be launched in May/23

New Organizational Structure

Appointment of Eletrobras' Acting Vice Presidents

Appointment of directors at the companies: CGT Eletrosul, Chesf, Eletronorte and Furnas.

Bylaws reform

Eletrobras and controlled companies

SPEs

Payment of **BRL 621 million** as provided for in Resolution CNPE 30:
Chesf: 259 million
Eletronorte: 183 million
Furnas: 178 million.

OUR TRANSFORMATION



HPP Funil – Eletrobras Furnas

Advances and expectations for the Transformation Program

Milestones already delivered until April 2023

(updates versus status presented in the 4th quarter)

- ☑ **PDV launched and +80% of classes executed until April/23**
- ☑ **~80% of the estimated impact in the 1ª wave of Procurement Transformation realized until Apr/23 (end until May/23)**
  - Capex: R$160mm reduction (9% of *the spend of* R$1.8Bi addressed)
  - OpEx: R$120mm annual reduction (43% of *the spend* of R$280MM addressed)
- ☑ **New N-1 structure of the Holding and Presidents and Directors of the subsidiaries named**
- ☑ **New statutes approved** in the subsidaries
  - Extinction of Management areas, Engineering areas, Board of Directors and Fiscal Board in each subsidiary
- ☑ Waves of **negotiation of compulsory loans** carried out
  - Payment: R$ 780 million (46% in shares from Eletrobras' affiliateds)
  - Cumulative discount: R$640 MM
  - Provisioned inventory reduction: R$1.4 Bi
  - Off-balance reduction: R$692 MM
- ☑ **90% of Eletrobras' exchange exposure hedged** as of May/23
  - Change in cost from exchange rate exposure to CDI

Deliveries between 2nd and 4th quarters of 2023

- ☐ ***"Eletrobras day"*** to present the strategic vision executed
  - Expected date: Until the end of Jun/2023
- ☐ **2ª wave of Procurement Transformation launched**
  - Expected duration: 2nd semester/2023
  - Aggregated impact from 1st and 2nd waves:
    - Capex: R$ 280MM reduction (10% of the spend of *R$* 2.8Bi addressed)
    - OpEx: R$ 200MM annual reduction (25% of *the spend of R$* 0.8Bi addressed)
- ☐ **PDV 2023 launched** (expected until May/23)
- ☐ **Ambition for Eletrobras participations** in 2023 reached
  - SPEs target: from 74 (Dec/22) to 31 (Dec/23)
  - Affiliates target: from 22 (Dec/22) to 12 (Dec/23)
- ☐ **Renegotiation of SAESA's capital structure** (until 3rd quarter)
  - Ongoing negotiations with BNDES and Banks regarding the potential debt assumption by Eletrobras
- ☐ Strategy to **optimize the use of tax credits** launched
  - Actions: Fundraising optimizations; Strategy of energy contracts and concession assets; Equity and M&A strategy; Management of claims and intra-group receivables

Non exhaustive

Holding | Leadership named for new organization


BoD
Audit
CEO
Camila Araújo
Transformation (CTO)
Wilson Ferreira Jr.
12 Sustainability
Luiz Augusto Figueira
13 Communication
1 Operations and Security
2 Expansion Engineering
3 Commerciali-zation
4 Strategy and Business Development
5 Regulation and Institutional Relations
6 Finance and Investor Relations
7 Governance, Risks and Compliance
8 Supplies and Services
9 People, Management and Culture
10 Legal
11 Innovation, R&D, Digital and IT
Antônio Varejão
Ítalo Tadeu Freitas Filho
João Carlos Guimarães
Elio Wolff
Rodrigo Limp
Elvira Presta
Camila Araújo
Renato C. S. Carreira
José R. Domingues
Marcelo Siqueira*

*Mr. Marcelo Siqueira was elected, but he's not been yet effected

Four major movements impacting Eletrobras' workforce in the coming months

Workforce baseline on Apr/23: 8460

PDVs

PDV 2022
- 2494 people enrolled
- 1974 (+80%) dismissed until Apr/23
- Program conclusion until Dec/23
- Estimated annual savings of R$1.1 billion (accumulated savings of R$150MM until Apr/23; monthly run rate of R$70MM)

PDV 2023
- Launch expected for may/23
- 1560 participants expected
- Annual savings between R$600-800MM

Total estimated savings between R$ 1.7-1.9Bi/year

Replacements

- Replacement of 832 employees for O&M in 2023, focusing on operational continuity
- Renewal of company's workforce

Structure optimization

- Centralization of the organization with new structure (until Jul/23)
- Reduction in the number of managerial positions (ex-operation) by ~30% vs. pre-capitalization

Organizational strengthening

- Cultural transformation
- Greater alignment between employees and Eletrobras strategy
- New career paths and new recruiting programs designed

OPERATIONAL PERFORMANCE


Eletrobras
HPP Funil – Eletrobras Furnas

Sustainable Growth

Eletrobras

Installed Capacity 1Q23 (MW)


148.315
78%
Brasil
191.324
MW
Outros
Eletrobras

Aggregation 450 MW 1Q23:

+ 150 MW ending of UTE Sta Cruz cycle
+ 300 MW variation buys interest UHE Santo Antônio

Transactions close to conclusion to be added add: 1,475MW (T. Pires +928, +515 Saesa, Baguari + 119, R. Baixo +41 + and Dardanelos– 128

We have reached 43 thousand MW 22% of Brazil

44,346 GWh

28% of Brazil

1Q23 Generated Energy

97% Clean energy sources

Transmission 1Q23 (Km)


119,914 km
62%
Brazil
193.410
KM
73,945,95 km
38% from Brazil
282 Substations
Brasil
Eletrobras

169 large projects under implementation

~+R$ 5.9 billion of capex until 2027,

RAP

~+ R$ 837 million per year until 2027, of which

~+R$ 186 million in 2023

97% increase in investments (BRL Million)


R$ 240
15
64
162
R$ 472
32
105
335
1Q22
1Q23
Small Projects
Large Projects
Others

Corporate | Reinforcements and Improvements

4 large projects completed in the first quarter of 2023

+1.3 km of LT and +100 MVA,

+ R$ 8.32 million of RAP

Revenue *Breakdown* – R$ billion

Eletrobras

Gross Revenue 1Q23– R$ 11 Billion



Others
Free Market Generation
Physical G. Quotas Generation
ACR (regulated) Generation
Transmission
R$ 0,20 2%
R$ 2,98 27%
R$ 1,03 9%
R$ 2,62 24%
R$ 4,20 38%
71 % of total revenue
regulated and substantially indexed under IPCA
Bilateral
MCP
2,54
0,4

The R$0.44 billion liquidated under the MCP **represents 4% of gross revenue**

Bilateral contracts: substantially indexed under the IPCA, 85% of ACL revenue

Bilateral Contracts Law 13.182/15

1,241 MW average contracted

UHE Sobradinho

UHE Itumbiara

Reduction rule:

- 6-month notice prior to start of subsequent calendar year

Termination rule:

- 18 months' advance notice without fin

Relevant contractual terminations beginning only in 2024, and buyers will assume risk of change in hydrological conditions, according to Brazil's historical records

Energy Trading



Volume (MWavg)
16.237
+1.528
+9%
17.765
2.125 13%
+568 +27%
2.693 15%
4.464 27%
+1.285 +29%
5.749 32%
2.185 13%
+1.875 +86%
4.059 23%
7.464 46%
-2.200 -29%
5.264 30%
CCEE (MCP)
ACL
ACR
GF Quotas
1Q22
1Q23



Generation Revenue (R$ billion)
5,37
+1,19
+22%
6,56
0,48
-0,05 -10%
0,44
201,62 R$/MWh
2,01
+0,53 +26%
2,54
199,68 R$/MWh
278,63 R$/MWh
1,85
+0,77 +42%
2,62
219,80 R$/MWh
1,08
-0,05 -5%
1,03
CCEE
ACL
ACR
GF Quotas
Others
1Q22
1Q23

*Does not include Construction Revenue, Financial Effects of Itaipu and Elimination (accounting adjustments - internal sales) in the amount of -R$63.

Regulatory Transmission Revenue **1Q22 / 1Q23**

1Q22	Regulatory Revenue (a)	IFRS Revenues (b)	IFRS effect (ab)
Generation	5,374	5,374	-
Transmission (RAP)	3,348	4,241	-893
Other Operating Revenue	202	202	-
TOTAL	8,924	9,817	-893

R$ + 581 million in regulatory revenue

R$ - 25 million in IFRS revenue

1Q23	Regulatory Revenue (a)	IFRS Revenues (b)	IFRS effect (ab)
Generation	6,560	6,560	-
Transmission (RAP)	3,929	4,216	-287
Other Operating Revenue	221	221	-
TOTAL	10,710	10,997	-287

Regulatory Revenue

Inflation of 11.73% applied to RAP for 2022-2023 cycle, as of July/2022

Increase of 15% in RBSE RAP, net of inflation totaling 11.73%, due to **reprofiling of RBSE** .

IFRS Contractual Assets

R$61,052 million 1Q22

R$61,339 million 1Q23

Increase of + R$287 million,

Lower IPCA
(2.3% in 1Q22 and 2% in 2Q23)
and
IGPM offset (4.59% in 2Q22 and 0.6% in 21Q23)

FINANCIAL PERFORMANCE



HPP Marimbondo – Eletrobras Furnas

Financial Highlights 1Q23 (R$ million)

IFRS

Net Revenue 1Q23	EBITDA 1Q23	Financial Results 1Q23
R$9,210	**R$4,890**	**R$406**
13% ▲	44% ▲	85% ▼
R$8,168 1Q22	R$3,403 1Q22	R$2,716 1Q22

Adjusted

Net Revenue 1Q23	EBITDA 1Q23	Financial Results 1Q23
R$9,266	**R$5,616**	**R$1,818**
14% ▲	10% ▲	61% ▼
R$8,107 1Q22	R$5,576 1Q22	R$4,609 1Q22

Eletrobras

Highlights:

- +R$1,149 million in revenue: consolidation of SAESA.
- + R$587 million regulatory RAP (Vs IFRS revenue: - R$25 million, reduced IPCA (2.3% in 1Q22 and 2% 2Q23) and IGPM (: 4.59% in 2Q22 and 0.6% in 21Q22)
- + R$1 billion in Investments, increase of 191% in 1Q22
- -R$120 million reduction in Requirement Provision from judicial settlements (R$77 million discounts)
- - R$121 million in savings with regards to expenses for employees dismissed under PDV
- + R$187 million in PMSO: consolidation of SAESA +R$76 million; +R$28 million in Consulting Services from Transformation Office; ACT of 12.13% (+R$113 million)
- +R$402 million in Operating Costs and Expenses: consolidation of SAESA: +R$350 million and TUST adjustment of 15% (+R$59 million)
- -R$1.8 million: -R$345 million in amortization and -R$1.3 million of obligations before CDE and Sector Funds, both referring to new generation contracts

Non-Recurring Highlights:

- -R$335 million: ENBPar advance (transfer of Itaipu Own. Int.)
- -R$ 377 milhões monetary restatement (selic) of the Compulsory Loan

Income Statement (R$ million)

	IFRS			Adjusted		
	1Q22	1Q23	Var. %	1Q22	1Q23	Var. %
Gross Revenue	9,817	10,997	12%	9,749	11,053	13%
(-) Deductions from Revenue	-1,649	-1,787	8%	-1,642	-1,787	9%
ROL	8,168	9,210	13%	8,107	9,266	14%
(-) PMSO	-1,772	-1,952	10%	-1,684	-1,870	11%
(-) Operating costs and expenses	-1,887	-2,289	21%	-1,883	-2,289	22%
(-) Operating provisions	-1,941	-576	-70%	-61	0	-100%
(+) Equity interests	626	509	-19%	626	509	-19%
(+) Other Income and Expenses	121	-11	-109%	0	0	-
(+) Income from Discontinued Operations	88	0	0%	0	0	-
Ebitda	3,403	4,890	44%	5,105	5,616	10%
Depreciation and amortization	-501	-903	80%	-501	-903	80%
Financial results	589	-3,133	-632%	753	-2,446	-425%
Income Tax and Social Security Contribution Tax	-774	-448	-42%	-748	-448	-40%
Net Income	2,716	406	-85%	4,609	1,818	-61%

Adjusted Gross Revenue 1Q23	**+1,304**
Consolidation of Saesa (+R$1,149 million)	+1,277
Adjusted PMSO 1Q23	**+187**
Services: Adjustment and contracting of new consultancies Transformation Office	+59
Personnel: Collective bargain. agreement - Act 22/24 of 12.13% (+R$113 million)	+44
PMSO SAESA Consolidation	+72
Adjusted Operating Costs and Expenses 1Q23	**+406**
SAESA consolidation	+350
Fees for use of Network – annual adjustment 15%	+59
Construction – increased investment	+206
Fuel: lower thermal dispatch at Santa Cruz TPP and lower price of plant fuels (-R$204 million)	-203
Depreciation and Amortization 1Q23	**+402**
Amortization of new privatization contracts	+344
Saesa consolidation	+204
Adjusted Financial Results 1Q23	**-3,199**
Debt-related charges: Consolidation of SAESA(-R$709 million) and new debt contracts	-996
IPCA+ charges on CDE and Special Projects (privatization)	-1,372
Net exchange variation	-886
Derivatives: Eletronorte – valuation of aluminum price (with impact on contract prices)	-154
Investment Income	+457

Gross Revenue (R$ million)



R$1,180
12%
R$1,304
13%
9.817
- 68
9.749
1.310
111
136
- 272
19
11.053
- 56
10.997
Gross Revenue IFRS 1Q22
Adjusted
Gross Revenue Adjusted 1Q22
Generation
T O&M
T Construção
T Contract Revenue (financial)
Other Revenues
Gross Revenue Adjusted 1Q23
Adjusted
Gross Revenue IFRS 1Q23

Eletrobras

-25
Transmission

-272
Contractual revenue
Reduced inflation IPCA (2.3% in 1Q22 and 2% in 2Q23)

+136
Construction
Increased investment

+111
O&M
Tariff adjustments for 22/23 cycle

ACR +R$720

+ R$: 712 million
SAESA Consolidation (+1.775MWavg)

+R$60 million
(+ 99 Mwavg)
New Product Auction Eletronorte

Bilateral ACL +R$528

+ R$: 438 million
SAESA Consolidation (+725 MWavg)

+ R$: 152 million
Higher contracted volume at lower average price (R$201.62 R$/MWh in 1Q22 X R$199.68 in 1Q23)

- R$42 million
Reduction Act 13.182/2015

CCEE -R$48

- R$153 million
GFOM Santa Cruz n o1Q22

+ 141 million
Increase in liquidated volume (+27%) with higher PLD (R$/MWh 55.7 X R$/MWh 69)]

PMSO (R$ million)

Eletrobras

IFRS


+ R$ 180
+10%
1.772
1.952
319
368
33
1.051
72
383
456
38
1.003
+100%
+20%
+24%
+13%
-5%
1Q22
1Q23
SAESA
Others
Services
Material
Personnel
PMSO

Adjusted


+ R$ 187
+11%
1.684
1.871
313
368
33
969
72
321
428
38
1.013
+100%
+2%
+16%
+13%
+5%
1Q22
1Q23
SAESA
Others
Services
Material
Personnel
PMSO

*Not including Saesa PMSO

Adjustments to Personnel + 44 million*

PDV: -R$121.5 millionin savings with dismissals;

ACT: 12.13% +R$113 million

Medical Assistance: +R$10 million

Advance Notice and FGTS for dismissals: +R$8 million

Actuarial Chesf Assets: +R$4 million

Recurring staff increased by 5%, less than 12.13% of the ACT adjustment

Adjusted Services + 59 million*

Holding: +R$33 million in consultancies, of which +R$28 million was allocated to the Transformation Office and + R$5 million legal services

Chesf and Eletronorte: +R$15 million, maintenance of operating assets;

Automation of asset security: +R$7 million.

Other Adjustments +R$7 million*

Chesf: +R$80 million BD benefit plan for retirees;

CGT Eletrosul: -R$5 million, gains from disposal of assets and rights

PMSO SAESA + R$72 million

Operating Provisions (R$ million)

Negative values represent the constitution of a provision	1Q22	1Q23	Var. %
Compulsory Loan	-300	25	N.A.
Estimated losses on investments	-16	0	-
PCLD	-1.260	-62	-95%
Guarantees	3	2	-33%
GAG improvements	-75	33	N.A.
Others	62	0	N.A.
Provision for Litigation	-356	-575	+61%
Total	-1.941	-576	-70%

Negative amounts represent a provision

Compulsory Loans	+25
Discount from judicial settlements	+77
Constitution of provision	-52
PCLD	**-62**
Eletronorte: Amazonas (-R$10)	-33
Chesf	-17
GAG Improvements	**+33**
Reversal due to elim. of quot. system	
Litigation	**-575**
Eletrobras Furnas (HPP Simplício Proceedings totaling R$147 million, and labor claims +R$68)	-254
Eletrobras Chesf (Adjustment of R$40 million under IGPM K factor proceedings and updating of other civil provisions totaling R$70.2 million	-125
Eletrobras CGT Eletrosul (Labor R$49 million: adjustment of amounts and reclassification of risks)	-95

EBITDA (R$ million)



-R$1,487
+44%
+R$511
+10%
3.403
+ 1.702
5.105
1.159
- 117
+ 406
+187
- 61
5.616
Contingencies: -R$ 550
- 725
4.890
Ebitda IFRS 1Q22
Adjusted
Ebitda Adjusted 1Q22
Adjusted Net Operating Revenue
Adjusted Shareholdings
Adjusted Costs and Expenses
PMSO Adjusted
Adjusted Operational Provision
Ebitda Adjusted 1Q23
Adjusted
Ebitda IFRS 1Q23

Adjusted Equity -117

-116 Itaipu (equivalent of R$116 in 1Q22 without counterperformance in 1Q23 due to transfer to Embpar as part of privatization)

Adjusted Operating Costs and Expenses 1Q23 +406

+350: Consolidation of SAESA

+59: Fees for use of Network – annual adjustment

+206: Construction – increased investment (transmission)

-203 Fuel: reduced dispatch TPP Santa Cruz

1Q23 Adjustments: see Investors' Report

Net Profit

(R$ Million)

Eletrobras



R$ -2,310
-85%
R$ - 2,792
-61%
2.716
+ 1.893
4.609
+ 510
- 3.199
+ 402
- 300
1.818
- 1.412
406
Net Income IFRS 1Q22
Adjusted
Adjusted Result 1Q22
Adjusted Ebitda
Adjusted Financial Result
Adjusted Dep And Amort.
Income Tax
Adjusted Result 1Q23
Adjusted
Net Income IFRS 1Q23

Adjusted Financial Results

-R$3,199

-1,372
Interest expense (IPCA + fees) for CDE (fee totaling 7.6%) and Projects (5.67% in fees)

-709
Consolidation of SAESA (debt charges)

-886 Net change in exchange rate

-R$335 million
Advance Payment Transfer of Itaipu Funds
Non-recurring

-R$ 378 million
Monetary adjustment of compulsory loanio
Non-recurring

Depreciation and Amortization

+R$402

+R$344 million – new privatization assets

+R$204 million - Consolidation of SAESA

Non-recurring items see Results Release

Financial Discipline

Net Debt / Ebitda
(R$ billion)

Goal
Net Debt / Adjusted EBITDA < 2.5



20,3
26,4
21,0
20,3
21,6
20,6
15,1
33,5
34,8
36,7
3,7
2,1
1,6
1,5
1,0
0,9
0,7
1,8
2,0
2,0
Dec/17
Dec/18
Dec/19
Dec/20
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Mar/23
Net Debt
Net Debt /Adjusted Ebitda



5,5
12,5
13,2
14,0
20,9
21,4
21,3
18,2
17,8
18,3
Dec/17
Dec/18
Dec/19
Dec/20
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Mar/23
Adjusted Ebitda (LTM)

March 2023	R$ million
(+) Short-Term Debt (Current Liabilities)	7,148
(+) Long-Term Debt	50,890
= Gross Debt	58,038
(–) (Cash and cash equivalents + Securities)	20,145
(-) Financing Receivable	867
(-) Net balance of Itaipu Financial Assets	309
Net Debt	36,717

Impact on Cash Flow 2Q23:

- CDE Payment in April/23 totaling R$621 million, with impact on cash flow in 2Q23
- Total dividends of R$863.4 million with payment scheduled for 2Q23.
- Revenue on April/23 R$950 million of ENBPar

Investments **Made** (R$ million)



191% increase in 1Q23
1.565
1.048
658
354
94
197
360
553
Jan
Fev
Mar
Abr
Real 2023
Real 2022
Forecast

In progress:

Uncrossing of 98% of **UHE Retiro Baixo** – capex of **R$ 200 million** and 100% of **UHE Baguari Energia S.A**. capex of **R$ 393 million; SAESA** capex of **R$ 106 million**

Implemented in 2022 does not include Eletronuclear

Eletrobras

1Q23

GENERATION R$460 million

- CGT Eletrosul: R$141 million - Coxilha Negra
- Furnas: R$131 million - HPP Sta. Cruz – technical adjustments for contract. amendments
- Chesf: R$143 million – general maintenance

TRANSMISSION R$472 million

- R$236 million in Chesf Maintenance;
- Reinforcements and Improvements

R$76 million Chesf;

R$39 million Furnas; and

R$36 million Eletronorte

SPES R$71 million

Furnas: Acquisition Own. Int. Santo Antônio

R$62 million (installment already exclusively provided for Cemig)

Eletronorte: TNE contribution of R$7 million

HIGHLIGHTS REGULATORY


HPP Funil – Eletrobras Furnas

Regulatory Highlights

Eletrobras

RBSE (process under analysis at ANEEL):

- Technical Note of SGT 85/2022, of 06/02/22
- Memorandum of SGT 156/2022, of 07/26/22
- Opinion of the Attorney's Office 0199/2022, of 07/28/22
- Executive Order 2.173/2022, of 08/09/22, determining calculations under SGT (SGT Official Letter No. 23/2022)
- SGT Technical Annotation 85/2023, of 04/27/23:
  - Ratified main conceptual conclusions provided under NT SGT 85/2022
    - (i) Amortization method: two alternatives for evaluation from ANEEL's Executive Board: maintain current method until payment finalized or change with effect beginning in Jul/2020 ; (ii) Application of ke by Jun/2020 only for portion subject to dispute; and (iii) updating of WACC in RAP revisions
  - Implemented corrections for calculations under NT SGT 85/2023

Next Steps to be Taken

- Deliberation from ANEEL's Executive Board (agenda May/09/23)

No decision regarding merits from ANEEL so far

ESG Agenda - Highlights 2022


Relatório
Anual
Eletrobras
2022
Eletrobras

2022 Annual Report released, presenting main results for environmental, social and corporate governance (ESG) across 11 key themes and presenting the company's plans for the future.

Eletrobras

ESG Recognition and Agenda

Eletrobras **leads** initiative implemented in Feb/2023 by the UN Global Compact for Brazil


LANÇAMENTO
GRUPO DE TRABALHO EM
DIREITOS HUMANOS PARA O
SETOR ELÉTRICO E ENERGÉTICO
Firjan

ISE B3

Top 10%
82 /100

TNFD

CDP
SUPPLIER ENGAGEMENT LEADER 2022

merco
Uma das 100 empresas com melhor Reputação Corporativa

Ranked 1st among Brazilian companies operating in the electricity sector

Bloomberg
Gender-Equality Index
2023

TROFÉU TRANSPARÊNCIA
2022
PRÊMIO ANEFAC

IFR AWARDS 2022

Eletrobras recognized for its capitalization process at **IFR Awards 2022** in the Latin America Equity Issue category

Thank you!

Eletrobas IR
ombudsman-ri@eletrobras.com



Wind towers – Eletrobras CGT Eletrosul